51-102F3
Material Change Report

Item 1 Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 300 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2 Date of Material Change

April 30, 2015

Item 3 News Release

The news release was filed on SEDAR and disseminated through the Vancouver Stockwatch and Bay Street News (Market News Publishing).

Item 4 Summary of Material Change

The Company entered into an arrangement agreement with 27 Red Capital Inc. and 4 Touchdowns Capital Inc., each a private British Columbia company and wholly-owned subsidiary of the Company.

Item 5 Full Description of Material Change

Please see the attached news release.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

Mr. Bedo H. Kalpakian, President, (604) 681-1519 ext. 6106

Item 9 Date of Report

May 4, 2015

NEWS RELEASE

37 Capital Inc. Announces Plan of Arrangement

May 4, 2015 – Vancouver, British Columbia – 37 Capital Inc. (the “Company” or “37 Cap”) (CSE: JJJ) (OTCQB: HHHEF) is pleased to announce that it has entered into an arrangement agreement (the “Arrangement Agreement”) with 27 Red Capital Inc. (“Spinco1”) and 4 Touchdowns Capital Inc. (“Spinco2”), each a private British Columbia company and wholly-owned subsidiary of the Company.

Pursuant to the Arrangement Agreement, the Company has agreed to transfer to each of Spinco1 and Spinco2, cash and a promissory note in consideration for the issuance of common shares of the Company on a one-for-one and pro-rata basis to each of Spinco1 and Spinco2 and to distribute these common shares to the Company’s shareholders pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”). The number of common shares to be issued will be determined by the number of issued and outstanding common shares of the Company as of the effective date of the Plan of Arrangement.

The Company will seek approval of the Plan of Arrangement at a special meeting of its shareholders to be held on June 4, 2015 (the “Meeting”). Further information regarding the Arrangement Agreement and the Plan of Arrangement will be set forth in the notice of meeting and information circular to be prepared in connection with the Meeting. A copy of the Arrangement Agreement will also be filed on SEDAR.

Should the Plan of Arrangement receive approval at the Meeting, it is anticipated that the Plan of Arrangement will be made effective shortly thereafter. Upon completion of the Plan of Arrangement, each of Spinco1 and Spinco2 will become a reporting issuer in British Columbia, Alberta and Quebec. Upon completion of the Plan of Arrangement, it is intended that each of Spinco1 and Spinco2 will enter into a definitive agreement to acquire a business. Completion of the Plan of Arrangement is subject to certain conditions, including shareholder approval and the approval of the Supreme Court of British Columbia.

Should the Plan of Arrangement be implemented, it is anticipated that shareholders of the Company will:

•	retain their current interest in the Company; and
•	obtain a 100% interest in each of Spinco1 and Spinco2, each of which will be a reporting issuer in British Columbia, Alberta and Quebec and each of which will have working capital to acquire a business.

The directors of the Company have unanimously concluded that the Arrangement is in the best interests of the Company and fair to all shareholders of the Company. They believe this will be beneficial to the shareholders of the Company, as it is intended that each of Spinco1 and Spinco2 will enter into a definitive agreement to acquire a business upon completion of the Arrangement.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the Canadian Securities Exchange’s website at www.thecse.com or on the OTC Markets at www.otcmarkets.com..

On Behalf of the Board,

37 Capital Inc.

“Bedo H. Kalpakian”
Bedo H. Kalpakian
President

Cautionary Note Regarding Forward-Looking Information

This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of 37 Cap such as the statement that: (i) 37 Cap may obtain the requisite approvals from shareholders and the Court and approval or consent from the Canadian Securities Exchange; (ii) the Plan of Arrangement may be effected; and (iii) shareholders may receive 100% of the shares of each Spinco1 and Spinco2. There are numerous risks and uncertainties that could cause actual results and 37 Cap’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) the inability to obtain Canadian Securities Exchange approval or consent; (ii) the inability to obtain shareholder or Court approval; (iii) delays in setting and holding the Meeting; and (iv) other factors beyond 37 Cap’s control. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, 37 Cap assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change.